EXHIBIT 99.1

Student Transportation Awarded Several New Contracts

WALL, N.J., April 8, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB) announced that it has been awarded several new school transportation contracts in Texas, Pennsylvania and in Ontario Canada. All these new agreements add regional density to the company's existing regions throughout North America. The contracts are all for five years or more and total over $10 million in annual revenues.

Under two of the contracts, the company's new subsidiary launched last year, SchoolWheels, arranges for the leasing of new state of the art propane (LPG) vehicles as well as managing the fleet operations. In this innovative program, SchoolWheels acts as the management company for school districts and also arranges necessary third party financing and purchase of new vehicles as part of its asset-light initiative. Commenting on the new contracts, CEO Denis Gallagher said, "These are nice additions to our North American operations. We have been working our new SchoolWheels program where school districts are the beneficiary of our expertise and receive the lowest cost of operations." Gallagher added, "With districts that want to continue to own the assets we arrange the leasing under our new Municipal Leasing Program with third party lenders for the purchase of new LPG vehicles. These vehicles burn 60% less carbon monoxide utilizing domestic fuel which is more than 50% less than the current price of a gallon of diesel. Our customers and our communities really like that it saves money and is cleaner. In both these cases, an STI subsidiary will operate and maintain the fleet under a managed contract."

The company previously said it has been working on lowering its operating costs through cost improvements such as a reduction in long term fuel costs and lowering its future payout ratio by securing more non-asset or asset-light business as well as extending the life on its current revenue contracts with existing vehicles. "We are making tremendous progress in this area and with the programs currently in place; we are targeting a continued reduction in our payout ratio over the next two to three years. As we have stated, we will have grown approximately 15% this current fiscal year and so far we have already secured an approximate 7% revenue growth for next fiscal year," said Gallagher. "With the recent addition of approximately 550 new propane vehicles lowering our fuel costs, new managed fleet contracts secured and the tremendous success we have had in renewing our existing business with CPI increases, we are again in good shape headed into our 2014 fiscal year. Of the over 230 contracts we have, only one was not renewed so far and we believe those vehicles will be redeployed in a new replacement contract pending approval," said Gallagher. "Our 95% renewal rate over 16 years still stands strong. The demand for our service keeps increasing and we expect to add a few more contracts before this school year ends."

Recently, the company announced it had secured a new extension to its senior credit facility with lower rates and a longer term. "Our credit facility amendment and extension allows us to take advantage of low rate financing in the event rates begin to rise," said Gallagher. "We increased the size of the facility, negotiated lower rates, brought in a new lender and received a new long term agreement. Our debt levels even after this growth are consistent with the asset valuation base we have and is well within our lender covenants. The current low interest rate environment and hugely successful low cost leasing program we put together with our lenders allows us to grow at these levels using only our own cash and credit and that is a good thing for shareholders."

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com